

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

February 15, 2017

Christopher French
Chief Executive Officer
Shenandoah Telecommunications Company
500 Shentel Way
Edinburg, VA 22824

  Re: **Shenandoah Telecommunications Company**
     Form 10-K for Fiscal Year End December 31, 2015
     Filed February 26, 2016
     File No. 000-09881

Dear Mr. French:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       /s/ Terry French for

       Carlos Pacho
       Senior Assistant Chief Accountant
       AD Office 11 - Telecommunications